As filed with the Securities and Exchange Commission on December 12, 2019.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT
UNDER
SCHEDULE B
OF
THE SECURITIES ACT OF 1933

Republic of Chile

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Francisco Del Campo Lagos
Consul General of the Republic of Chile
600 Third Avenue #2808
New York, New York 10016

Copies to:

Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Debt Securities and Warrants	US$5,000,000,000	100%	US$5,000,000,000	US$649,000

(1)                     Estimated solely for the purpose of calculating the registration fee.

(2)                     Exclusive of accrued interest, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained herein also relates to debt securities and/or warrants having an aggregate principal amount of US$2,026,200,513 or its equivalent in other currencies or currency units, registered under the Registrant’s registration statement No. 333-222495 under Schedule B and not previously sold in the United States. In the event any previously registered debt securities are offered prior to the effective date of this registration statement, they will not be included in any prospectus hereunder.

EXPLANATORY NOTE

This registration statement contains a prospectus, consisting of a cover page and numbered pages i and 1 through 24, relating to the debt securities and/or warrants to purchase debt securities of the Republic of Chile, or Chile or the Republic, with a maximum aggregate principal amount of up to US$7,026,200,513 or the equivalent thereof in one or more other currencies or currency units.

The debt securities and/or warrants may be offered from time to time pursuant to Release Nos. 33-6248 and 33-6424 under the Securities Act of 1933 as separate issues of debt securities and/or warrants on terms and in the manner to be specified in prospectus supplements to be delivered in connection with each such offering.

CROSS REFERENCE SHEET

Between Schedule B of the Securities Act of 1933 and the Prospectus

Schedule B Item	Location or Heading in Prospectus
1.	Cover Page
2.	Use of Proceeds**
3.	Description of the Securities**
4.	*
5.	*
6.	**
7.	Authorized Representative
8.	**
9.	**
10.	Plan of Distribution**
11.	***
12.	Validity of the Securities
13.	***
14.	***

*                                         Additional information may be included in the Republic of Chile’s annual report on Form 18-K filed with the Securities and Exchange Commission, as amended from time to time and incorporated by reference herein.

**                                  Information to be provided from time to time in prospectus supplements to be delivered in connection with the offering of debt securities and/or warrants to purchase debt securities.

***                           Information included in Part II to this registration statement or as an exhibit hereto or to be filed by one or more amendments to this registration statement.

The information in this prospectus is not complete and may be changed.  Chile may not sell securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell securities and it is not soliciting an offer to buy securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION
DATED DECEMBER 12, 2019

PROSPECTUS

Republic of Chile

Debt Securities and Warrants

The Republic of Chile may from time to time offer and sell its debt securities and warrants in amounts, at prices and on terms to be determined at the time of sale and provided in one or more supplements to this prospectus.  Chile may also offer debt securities in exchange for other debt securities or that are convertible into new debt securities.  Chile may offer securities with an aggregate principal amount of up to US$7,026,200,513 (or the equivalent in other currencies) in the United States.  The debt securities will be direct, unconditional and unsecured external indebtedness of Chile.  The debt securities will at all times rank at least equally with all other unsecured and unsubordinated external indebtedness of Chile.  The full faith and credit of Chile will be pledged for the due and punctual payment of all principal and interest on the securities.

The debt securities will contain “collective action clauses,” unless otherwise indicated in the applicable prospectus supplement.  Under these provisions, which differ from the terms of Chile’s public external indebtedness issued prior to December 2, 2014, modifications affecting the reserve matters listed in the indenture (as defined below), including modifications to payment and other important terms, may be made to a single series of debt securities issued under the indenture (including the notes) with the consent of the holders of 75% of the aggregate principal amount outstanding of that series, and to two or more series of debt securities issued under the indenture either (x) with the consent of holders of 75% of the aggregate principal amount of the outstanding debt securities of all the series affected by the proposed modification (taken in aggregate) if the modification is uniformly applicable; or (y) with the consent of the holders of 66 2/3% of the aggregate principal amount outstanding of all series of debt securities that would be affected and 50% in aggregate principal amount outstanding of each affected series of debt securities.

Chile will provide the specific terms of these securities in one or more supplements to this prospectus.  You should read this prospectus and any prospectus supplement carefully before you invest.  This prospectus may not be used to make offers or sales of securities unless accompanied by a prospectus supplement.

Chile may sell the securities directly, through agents designated from time to time or through underwriters.  The names of any agents or underwriters will be provided in the applicable prospectus supplement.

You should read this prospectus and any supplements carefully.  You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of these documents.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is                                        , 2019.

i

ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the securities Chile may offer.  Each time Chile sells securities covered by this prospectus, it will provide a prospectus supplement that will contain specific information about the terms of that offering.  The prospectus supplement may also add, update or change information contained in this prospectus.  If the information in this prospectus differs from any prospectus supplement, you should rely on the information contained in the prospectus supplement.  You should read both this prospectus and the accompanying prospectus supplement, together with additional information described below under the heading “General Information—Where You Can Find More Information.”

This prospectus is based on information that is publicly available or that Chile has supplied, unless otherwise expressly stated. Chile confirms that:

•                       the information contained in this prospectus is true and correct in all material respects and is not misleading as of its date;

•                       it has not omitted facts, the omission of which makes this prospectus as a whole misleading; and

•                       it accepts responsibility for the information it has provided in this prospectus and will provide in any prospectus supplement.

Chile is a foreign sovereign state.  Therefore, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Chile.  Chile will not waive immunity from attachment prior to judgment and attachment in aid of execution under Chilean law with respect to property of Chile located in Chile and with respect to its movable and immovable property which is used by Chile’s diplomatic and consular missions and the residences of the heads of such missions or for military purposes, including such property which is property of a military character or under the control of a military authority or defense agency, since such waiver is not permitted under the laws of Chile. Chile will irrevocably submit to the jurisdiction of any federal or state court in the Borough of Manhattan, The City of New York and will irrevocably waive, to the fullest extent permitted by law, any immunity from the jurisdiction of such courts in connection with any action based upon the securities covered by this prospectus or brought by any holder of securities covered by this prospectus.  Nevertheless, Chile reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976, or the Foreign Sovereign Immunities Act, with respect to any action brought against it under the U.S. federal securities laws or any state securities laws.  In the absence of Chile’s waiver of immunity with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against Chile unless a court were to determine that Chile is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to such action.

Even if investors are able to obtain a judgment against Chile, the enforceability in Chile of such a judgment is dependent on such judgment not violating the principles of Chilean public policy.

FORWARD-LOOKING STATEMENTS

The following documents related to Chile’s securities offered by this prospectus may contain forward-looking statements:

•                       this prospectus;

•                       any prospectus supplement; and

•                       the documents incorporated by reference in this prospectus or any prospectus supplement.

Forward-looking statements are statements that are not about historical facts, including statements about Chile’s beliefs and expectations.  These statements are based on current plans, estimates and projections, and therefore, you should not place undue reliance on them.  Forward-looking statements speak only as of the date they are made.  Chile undertakes no obligation to update publicly any of these forward-looking statements in light of new information or future events, including changes in Chile’s economic policy or budgeted expenditures, or to reflect the occurrence of unanticipated events. Forward-looking statements involve inherent risks and uncertainties. Chile cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to:

•                       Adverse external factors, such as high international interest rates, changes in copper, mineral or other international prices and recession or low growth in Chile’s trading partners. Changes in international prices and high international interest rates could negatively affect Chile’s current account and could increase budgetary expenditures. Low copper and mineral prices could decrease the government’s revenues and could negatively affect the current account. Recession or low growth in Chile’s trading partners could lead to fewer exports from Chile, induce a contraction in the Chilean economy and, indirectly, reduce tax collections and other public sector revenues and adversely affect the country’s fiscal accounts;

•                       Instability or volatility in the international financial markets, including in particular continued or increased distress in the financial markets of the European Union, could lead to domestic volatility, which may adversely affect the ability of the Chilean government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, and in particular portfolio investments;

•                       Adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates, exchange rate volatility and increased political instability. Each of these factors could lead to lower growth or lower international reserves; and

•                       Other adverse factors, such as energy deficits or restrictions, climatic or seismic events, international or domestic hostilities and political uncertainty.

DATA DISSEMINATION

Chile is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard, or SDDS, which is designed to improve the timeliness and quality of information of subscribing member countries.  The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released on the so-called “Advance Release Calendar.”  For Chile, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated for the current month and three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board.  Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board.  The SDDS’s Internet website is located at http://dsbb.imf.org/Pages/SDDS/Home.aspx.  Neither Chile nor any agents or underwriters acting on behalf of Chile in connection with the offer and sale of securities, as contemplated in this prospectus or in any prospectus supplement, accept any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this prospectus.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, Chile will use the net proceeds from the sale of securities offered by this prospectus for the general purposes of the government.  Chile may also issue securities to be offered in exchange for any of its outstanding securities.

DESCRIPTION OF THE SECURITIES

This prospectus provides a general description of the debt securities and warrants that Chile may offer.  Each time Chile offers securities, Chile will provide a prospectus supplement that will contain specific information about the terms of that offering.  The prospectus supplement may also add, update or change information contained in this prospectus.  If the information in this prospectus differs from any prospectus supplement, you should rely on the updated information in the prospectus supplement.

Debt Securities

Chile will issue the debt securities under an indenture dated as of December 12, 2014 (the “base indenture”), between Chile and The Bank of New York Mellon, as trustee, as amended by the first supplemental indenture, dated as of May 27, 2015 (the “first supplemental indenture” and, together with the base indenture, the “indenture”).  Chile has filed the indenture (as supplemented from time to time) and the forms of debt securities with the SEC.  The following description summarizes some of the terms of the debt securities and the indenture.  This summary does not contain all of the information that may be important to you as a potential investor in the securities.  You should read the prospectus supplement, the indenture and the forms of debt securities before making your investment decision.

General

The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities of that series.  These terms will include some or all of the following:

•                  the title;

•                  any limit on the aggregate principal amount;

•                  the issue price;

•                  the maturity date or dates;

•                  if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for interest payment dates;

•                  the form of debt security (global or certificated and registered);

•                  any mandatory or optional sinking fund provisions;

•                  any provisions that allow Chile to redeem the debt securities at its option;

•                  any provisions that entitle the holders to repayment at their option;

•                  the currency in which the debt securities are denominated and the currency in which Chile will make payments;

•                  the authorized denominations;

•                  a description of any index Chile will use to determine the amount of principal or any premium or interest payments; and

•                  any other terms that do not conflict with the provisions of the indenture.

Chile may issue debt securities in exchange for other debt securities or that are convertible into new debt securities.  The specific terms of the exchange or conversion of any debt security and the debt security for which it will be exchangeable or to which it will be converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

Chile may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates.  Chile may also issue debt securities that have floating rates of interest but are exchangeable for fixed rate debt securities.

To the extent different from the discussion below under the heading “Taxation—United States Federal Taxation,” Chile will describe the U.S. federal income tax consequences and other relevant considerations in the prospectus supplement for each offering.

Chile is not required to issue all of its debt securities under the indenture and this prospectus, but instead may issue debt securities other than those described in this prospectus under other indentures and documentation.  That documentation may contain different terms from those included in the indenture and described in this prospectus.

Status

The debt securities will constitute direct, general, unconditional and unsubordinated external indebtedness of Chile for which the full faith and credit of Chile is pledged.  The debt securities rank and will rank without any preference among themselves and equally with all other unsubordinated external indebtedness (as defined below) of Chile.  It is understood that this provision will not be construed so as to require Chile to make payments under the debt securities ratably with payments being made under any other external indebtedness.

For this purpose, “external indebtedness” means obligations of or guaranteed by Chile for borrowed money or evidenced by bonds, notes or other similar instruments denominated or payable in a currency other than Chilean pesos, including those which at the option of any holder are so denominated or payable.

Payment of Principal and Interest

Chile will arrange for payments to be made on global debt securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner of the debt securities, which will receive the funds for distribution to the holders.  See “—Global Securities” below.

Chile will arrange for payments to be made on registered certificated debt securities on the specified payment dates to the registered holders of the debt securities.  Chile will arrange for such payments by wire transfer or by check mailed to the registered holders at their registered addresses.

If any money that Chile pays to the trustee or to any paying agent to make payments on any debt securities is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Chile upon Chile’s written request.  Chile will hold such unclaimed money in trust for the relevant holders of those debt securities.  After any such repayment, neither the trustee nor any paying agent will be liable for the payment.  However, Chile’s obligations to make payments on the debt securities as they become due will not be affected until the expiration of the prescription period, if any, specified in the debt securities.  See “—Limitations on Time for Claims” below.

Additional Amounts

All payments by Chile in respect of the debt securities will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or other governmental charges of whatever nature imposed or levied by or on behalf of Chile, or any political subdivision or taxing authority or agency therein or thereof having the power to tax (for purposes of this paragraph, a “relevant tax”), unless the withholding or deduction of any such relevant tax is required by law.  In that event, Chile will pay such additional amounts, including but not limited to, the payment of the 4% withholding tax imposed on payments of interest to holders that are not residents of Chile (“additional amounts”), as may be necessary to ensure that the amounts received by the holders after such withholding or deduction will equal the respective amounts of principal and interest that would have been receivable in respect of the debt securities in the absence of such withholding or deduction; provided, however, that no additional amounts will be payable in respect of any relevant tax:

•                  imposed by reason of a holder or beneficial owner of a debt security having some present or former connection with Chile other than merely being a holder or beneficial owner of the debt security or receiving payments of any nature on the debt security or enforcing its rights in respect of the debt security;

•                  imposed by reason of the failure of a holder or beneficial owner of a debt security, or any other person through which the holder or beneficial owner holds a debt security, to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Chile of such holder or beneficial owner or other person, if compliance with the requirement is a precondition to exemption from all or any portion of such withholding or deduction; provided that (x) Chile or Chile’s agent has provided the trustee with at least 60 days’ prior written notice of an opportunity to satisfy such a requirement, and (y) in no event shall such holder or beneficial owner or other person’s obligation to satisfy such a requirement require such holder or beneficial owner or other person to provide any materially more onerous information, documents or other evidence than would be required to be provided had such holder or beneficial owner or other person been required to file Internal Revenue Service Forms W-8BEN, W-8BEN-E, W-8ECI, W-8EXP and/or W- 8IMY; or

•                  imposed by reason of a holder or beneficial owner of a debt security, or any other person through which the holder or beneficial owner holds a debt security, having presented the debt security for payment (where such presentation is required) more than 30 days after the relevant date, except to the extent that the holder or beneficial owner or such other person would have been entitled to additional amounts on presenting the debt security for payment on any date during such 30-day period.

As used in this paragraph, “relevant date” in respect of any debt security means the date on which payment in respect thereof first becomes due or, if the full amount of the money payable has not been received by the trustee on or prior to such due date, the date on which notice is duly given under the indenture to the holders that such monies have been so received and are available for payment.  Any reference to “principal” and/or “interest” under the indenture also refers to any additional amounts which may be payable under the indenture.

Chile will pay any present or future stamp, court or documentary taxes or any excise or property taxes, charges or similar levies which arise in Chile or any political subdivision thereof or taxing authority thereof or therein in respect of the creation, issue, execution, initial delivery or registration of the debt securities or any other document or instrument referred to therein.  Chile will also indemnify the holders from and against any stamp, court or documentary taxes or any excise or property taxes, charges or similar levies resulting from, or required to be paid by any of them in any jurisdiction in connection with, the enforcement of the obligations of Chile under the debt securities or any other document or instrument referred to therein following the occurrence of any event of default described in “—Default and Acceleration of Maturity.”

Form and Denominations

Unless otherwise provided in the applicable prospectus supplement, Chile will issue debt securities:

•                  denominated in U.S. dollars;

•                  in fully registered book-entry form;

•                  without coupons; and

•                  in denominations of US$1,000 and integral multiples of US$1,000.

Redemption, Repurchase and Early Repayment

Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be redeemable before maturity at the option of Chile or repayable before maturity at the option of the holder.  Nevertheless, Chile may at any time repurchase the debt securities at any price in the open market or otherwise.  Chile may hold or resell debt securities it purchases or may surrender them to the trustee for cancellation.

Negative Pledge

Chile will not grant or allow any lien to be placed on its assets or revenues as security for any of its public external indebtedness unless it contemporaneously grants or allows a lien that provides security on the same terms for Chile’s obligations under any debt securities.

For this purpose:

•                  a “lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest with respect to the payment of any obligations with or from the proceeds of any assets or revenues of any kind whether in effect on the date of the indenture or at any time thereafter, and

•                  “public external indebtedness” is external indebtedness (as described above under “—Status”) that is in the form of, or represented by, bonds, notes or other securities that are or may be quoted, listed or ordinarily purchased or sold on any stock exchange, automated trading system or over-the-counter or other securities market.

However, Chile may grant or agree to certain permitted types of liens as described below:

•                  any lien on property to secure public external indebtedness arising in the ordinary course of business to finance export, import or other trade transactions, which matures, after giving effect to all renewals and refinancings, not more than one year after the date on which this type of public external indebtedness was originally incurred;

•                  any lien on property to secure public external indebtedness incurred to finance Chile’s acquisition or construction of the property, and any renewal or extension of the lien which is limited to the original property covered by it and which secures any renewal or extension of the original financing without any increase in the amount of the lien;

•                  any lien on property arising by operation of any law in force as of the date of this prospectus in connection with public external indebtedness, including without limitation any right of set-off with respect to demand or time deposits maintained with financial institutions and bankers’ liens with respect to property held by financial institutions, which in each case are deposited with or delivered to the financial institutions in the ordinary course of the depositor’s activities;

•                  any lien existing on property at the time of acquisition and any renewal or extension of that lien which is limited to the original property covered by the lien and which secures any renewal or extension of the original financing secured by the lien at the time of the acquisition without increasing the amount of the original secured financing;

•                  any lien in existence as of the date of the indenture; and

•                  any lien securing public external indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project, provided that (a) the holders of the public external indebtedness agree to limit their recourse to the assets and revenues of the project as their principal source of repayment and (b) the property over which the lien is granted consists solely of the assets and revenues of the project.

Default and Acceleration of Maturity

Each of the following is an event of default under any series of debt securities:

1.                                      Non-Payment: Chile’s failure for a period of 30 days to make a payment of principal or interest when due on any debt security of that series; or

2.                                      Breach of Other Obligations: Chile’s failure to observe or perform any of its covenants or obligations under that series of the debt securities or the indenture for 60 days following written notice to Chile to remedy the failure by the trustee or persons holding debt securities representing 25% of the aggregate principal amount of the debt securities of the affected series outstanding; or

3.                                      Cross Default:

•                  Chile’s failure beyond the applicable grace period to make any payment when due on any public external indebtedness in principal amount greater than or equal to US$20,000,000; or

•                  acceleration on any public external indebtedness of Chile in principal amount greater than or equal to US$20,000,000 due to an event of default, unless the acceleration is rescinded or annulled; or

4.                                      Moratorium: Chile or certain Chilean courts declare a general suspension of payments or a moratorium on payment of its public external indebtedness; or

5.                                      Validity: Chile, or any governmental entity of Chile which has the legal power to contest the validity of the debt securities, contests the validity of the debt securities of that series in any type of formal proceeding.

If any of the events of default described above occurs and is continuing, holders of at least 25% of the aggregate principal amount of the debt securities of the series then outstanding may declare all the debt securities of that series to be due and payable immediately by giving written notice to Chile, with a copy to the trustee.

Holders holding debt securities representing in the aggregate more than 50% of the principal amount of the then-outstanding debt securities of that series may waive any existing defaults, and their consequences on behalf of the holders of all of the debt securities of that series if:

•                  following the declaration that the principal of the debt securities of that series has become due and payable immediately, Chile deposits with the trustee a sum sufficient to pay all outstanding amounts then due on those debt securities (other than principal due by virtue of the acceleration upon the event of default) together with interest on such amounts through the date of the deposit as well as the reasonable fees and compensation of the holders that declared those notes due and payable to the trustee and their respective agents, attorneys and counsel; and

•                  all events of default (other than non-payment of principal that became due by virtue of the acceleration upon the event of default) have been remedied.

Suits for Enforcement and Limitations on Suits by Holders

If an event of default for a series has occurred and is continuing, the trustee may, in its discretion, institute judicial action to enforce the rights of the holders of that series.  With the exception of a suit to enforce the absolute right of a holder to receive payment of the principal of and interest on debt securities on the stated maturity date therefor (as that date may be amended or modified pursuant to the terms of the debt securities, but without giving effect to any acceleration), a holder has no right to bring a suit, action or proceeding with respect to the debt securities of a series unless: (1) such holder has given written notice to the trustee that a default with respect to that series has occurred and is continuing; (2) holders of at least 25% of the aggregate principal amount outstanding of that series have instructed the trustee by specific written request to institute an action or proceeding and provided an indemnity satisfactory to the trustee; and (3) 60 days have passed since the trustee received the instruction, the trustee has failed to institute an action or proceeding as directed and no direction inconsistent with such written request shall have been given to the trustee by a majority of holders of that series. Moreover, any such action commenced by a holder must be for the equal, ratable and common benefit of all holders of debt securities of that series.

Meetings, Amendments and Waivers—Collective Action

Chile may call a meeting of the holders of debt securities of a series at any time regarding the indenture or the debt securities of the series.  Chile will determine the time and place of the meeting.  Chile will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, Chile or the trustee will call a meeting of holders of debt securities of a series if the holders of at least 10% in principal amount of all debt securities of the series then outstanding have delivered a written request to Chile or the trustee (with a copy to Chile) setting out the purpose of the meeting.  Within 10 days of receipt of such written request or copy thereof, Chile will notify the trustee and the trustee will notify the holders of the time, place and purpose of the meeting called by the holders, to take place not less than 30 and not more than 60 days after the date on which such notification is given.

Only holders and their proxies are entitled to vote at a meeting of holders.  Chile will set the procedures governing the conduct of the meeting and if additional procedures are required, Chile will consult with the trustee to establish such procedures as are customary in the market.

Modifications may also be approved by holders of debt securities of a series pursuant to written action with the consent of the requisite percentage of debt securities of such series.  Chile will solicit the consent of the relevant holders to the modification not less than 10 and not more than 30 days before the expiration date for the receipt of such consents as specified by Chile.

The holders may generally approve any proposal by Chile to modify or take action with respect to the indenture or the terms of the debt securities of a series with the affirmative vote (if approved at a meeting of the holders) or consent (if approved by written action) of holders of more than 50% of the outstanding principal amount of the debt securities of that series.

However, holders may approve, by vote or consent through one of three modification methods, any modification, amendment, supplement or waiver proposed by Chile that would do any of the following (such subjects referred to as “reserve matters”):

•                  change the date on which any amount is payable on the debt securities;

•                  reduce the principal amount (other than in accordance with the express terms of the debt securities and the indenture) of the debt securities;

•                  reduce the interest rate on the debt securities;

•                  change the method used to calculate any amount payable on the debt securities (other than in accordance with the express terms of the debt securities and the indenture);

•                  change the currency or place of payment of any amount payable on the debt securities;

•                  modify Chile’s obligation to make any payments on the debt securities (including any redemption price therefor);

•                  change the identity of the obligor under the debt securities;

•                  change the definition of “outstanding debt securities” or the percentage of affirmative votes or written consents, as the case may be, required to make a “reserve matter modification”;

•                  change the definition of “uniformly applicable” or “reserve matter modification”;

•                  authorize the trustee, on behalf of all holders of the debt securities, to exchange or substitute all the debt securities for, or convert all the debt securities into, other obligations or securities of Chile or any other person; or

•                  change the legal ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms of the debt securities.

A change to a reserve matter, including the payment terms of the debt securities, can be made without your consent, as long as the change is approved, pursuant to one of the three following modification methods, by vote or consent by:

•                  the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of a series affected by the proposed modification;

•                  where such proposed modification would affect the outstanding debt securities of two or more series, the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, if certain “uniformly applicable” requirements are met; or

•                  where such proposed modification would affect the outstanding debt securities of two or more series, whether or not the “uniformly applicable” requirements are met, the holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, and the holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually.

“Uniformly applicable,” as referred to above, means a modification by which holders of debt securities of any series affected by that modification are invited to exchange, convert or substitute their debt securities on the same terms for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration.  It is understood that a modification will not be considered to be uniformly applicable if each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification (or, where a menu of instruments or other consideration is offered, each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification electing the same option under such menu of instruments).

Chile may select, in its discretion, any modification method for a reserve matter modification in accordance with the indenture and to designate which series of debt securities will be included for approval in the aggregate of modifications affecting two or more series of debt securities.  Any selection of a modification method or designation of series to be included will be final for the purpose of that vote or consent solicitation.  If any debt securities issued under the indenture prior to May 5, 2015 are included in a proposed modification affecting two or more series that seeks holder approval pursuant to a single aggregated vote, that modification shall be uniformly applicable (as described above) to all such series.

Before soliciting any consent or vote of any holder of debt securities for any change to a reserve matter, Chile will provide the following information to the trustee for distribution to the holders of debt securities of any series that would be affected by the proposed modification:

•                  a description of Chile’s economic and financial circumstances that are in Chile’s opinion, relevant to the request for the proposed modification, a description of Chile’s existing debts and description of its broad policy reform program and provisional macroeconomic outlook;

•                  if Chile shall at the time have entered into an arrangement for financial assistance with multilateral and/or other major creditors or creditor groups and/or an agreement with any such creditors regarding debt relief, (x) a description of any such arrangement or agreement and (y) where permitted under the information disclosure policies of the multilateral or other creditors, as applicable, a copy of the arrangement or agreement;

•                  a description of Chile’s proposed treatment of external indebtedness instruments that are not affected by the proposed modification and its intentions with respect to any other major creditor groups; and

•                  if Chile is then seeking any reserve matter modification affecting any other series of debt securities, a description of that proposed modification.

For purposes of determining whether the required percentage of holders of the debt securities of a series has approved any amendment, modification or change to, or waiver of, the debt securities or the indenture, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities will be disregarded and deemed not to be outstanding and may not be counted in a vote or consent solicitation for or against a proposed modification if on the record date for the proposed modification or other action or instruction hereunder, the debt security is held by Chile or by a public sector instrumentality, or by a corporation, trust or other legal entity that is controlled by Chile or a public sector instrumentality, except that (x) debt securities held by Chile or any public sector instrumentality of Chile or by a corporation, trust or other legal entity that is controlled by Chile or a public sector instrumentality which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee’s right so to act with respect to such debt securities and that the pledgee is not Chile or a public sector instrumentality, and in case of a dispute concerning such right, the advice of counsel shall be full protection in respect of any decision made by the trustee in accordance with such advice and any certificate, statement or opinion of counsel may be based, insofar as it relates to factual matters or information which is in the possession of the trustee, upon the certificate, statement or opinion of or representations by the trustee; and (y) in determining whether the trustee will be protected in relying upon any such action or instructions hereunder, or any notice from holders, only debt securities that a responsible officer of the trustee knows to be so owned or controlled will be so disregarded. Debt securities so owned which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee’s right so to act with respect to such debt securities and that the pledgee is not Chile or a public sector instrumentality.

As used in the preceding paragraph, “public sector instrumentality” means any department, ministry or agency of Chile, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, by contract or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of that legal entity.

Other Amendments

Chile and the trustee may, without the vote or consent of any holder of debt securities of a series, amend the indenture or the debt securities of the series for the purpose of:

•                  adding to Chile’s covenants for the benefit of the holders;

•                  surrendering any of Chile’s rights or powers with respect to the debt securities of that series;

•                  securing the debt securities of that series;

•                  curing any ambiguity or curing, correcting or supplementing any defective provision in the debt securities of that series or the indenture;

•                  amending the debt securities of that series or the indenture in any manner that Chile and the trustee may determine and that does not materially adversely affect the interests of any holders of the debt securities of that series; or

•                  correcting a manifest error of a formal, minor or technical nature.

Further Issues of Debt Securities

Chile may from time to time, without the consent of the holders, create and issue additional debt securities having the same terms and conditions as the debt securities in all respects, except for the issue date, issue price and first payment on the debt securities; provided, however, that any additional debt securities subsequently issued that are not fungible with the previously outstanding debt securities for U.S. federal income tax purposes shall have a separate CUSIP, ISIN or other identifying number from the previously outstanding debt securities. Additional debt securities issued in this manner will be consolidated with and will form a single series with the previously outstanding debt securities.

Warrants

If Chile issues warrants, it will describe their specific terms in a prospectus supplement.  If any warrants are registered with the SEC, Chile will file a warrant agreement and form of warrant with the SEC.  The following description briefly summarizes some of the general terms that apply to warrants.  You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

Chile may issue warrants separately or together with any debt securities.  All warrants will be issued under a warrant agreement between Chile and a bank or trust company, as warrant agent.  The applicable prospectus supplement will include some or all of the following specific terms relating to the warrants:

•                  the initial offering price;

•                  the currency you must use to purchase the warrants;

•                  the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•                  the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•                  the exercise price or ratio;

•                  the procedures of, and conditions to, exercise the warrants;

•                  the date or dates on which you must exercise the warrants;

•                  whether and under what conditions Chile may cancel the warrants;

•                  the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•                  the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•                  the form of the warrants (global or certificated and registered), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•                  the identity of the warrant agent;

•                  any special U.S. federal income tax considerations; and

•                  any other terms of the warrants.

The warrants will be direct, unconditional and unsecured obligations of Chile and do not constitute indebtedness of Chile.

Global Securities

The Depository Trust Company, or DTC, Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, Luxembourg, are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time.  Neither Chile nor the trustee will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures.  Additionally, neither Chile nor the trustee will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Chile may issue debt securities or warrants in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities.  Chile refers to the intangible securities represented by a global security as “book-entry” securities.

When Chile issues book-entry securities, it will deposit the applicable global security with a clearing system.  The global security will be either registered in the name of the clearing system or its nominee or common depositary.  Unless a global security is exchanged for certificated securities, as discussed below under “—Certificated Securities,” it may not be transferred, except among the clearing system, its nominees or common depositaries and their successors.  Clearing systems include DTC in the United States and Euroclear and Clearstream in Europe.

Clearing systems process the clearance and settlement of book-entry securities for their direct participants.  A “direct participant” is a bank or financial institution that has an account with a clearing system.  The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants.  An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant.

Euroclear and Clearstream, Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems.  These arrangements permit you to hold book-entry securities through participants in any of these systems, subject to applicable securities laws.

Ownership of Book-Entry Securities

If you wish to purchase book-entry securities, you must either be a direct participant or make your purchase through a direct or indirect participant.  Investors who purchase book-entry securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant.  Holding securities in this way is called holding in “street name.”

When you hold securities in street name, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders.  This is because the legal obligations of Chile and the trustee run only to the registered owner of the global security, which will be the clearing system or its nominee or common depositary.  For example, once Chile and the trustee make a payment to the registered holder of a global security, they will no longer be liable for the payment, even if you do not receive it.  In practice, the clearing systems will pass along any payments or notices they receive from Chile to their participants, which will pass along the payments to you.  In addition, if you desire to take any action which a holder of a global security is entitled to take, then the clearing system would authorize the participant through which you hold your book-entry securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions.  The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of Chile or the trustee.

As an owner of book-entry securities represented by a global security, you will also be subject to the following restrictions:

•                  you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name, except under the circumstances described below under “—Certificated Securities”;

•                  you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form; and

•                  you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective.

Cross-Market Transfer, Clearance and Settlement of Book-Entry Securities

The following description reflects Chile’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream, Luxembourg relating to cross-market trades in book-entry securities where Euroclear and Clearstream, Luxembourg hold securities through their respective depositaries at DTC.  These systems could change their rules and procedures at any time.

It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the securities is fixed.

When book-entry securities are to be transferred from a DTC seller to a Euroclear or Clearstream, Luxembourg purchaser, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date.  Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to receive the securities and make payment for them.  On the settlement date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the securities will be credited to the New York depositary’s account.  After settlement has been completed, Euroclear or Clearstream, Luxembourg will credit the securities to the account of the participant through which the purchaser is acting. This securities credit will appear the next day (European time) after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York.  If settlement is not completed on the intended value date, the securities credit and cash debit will instead be valued at the actual settlement date.

A participant in Euroclear or Clearstream, Luxembourg, acting for the account of a purchaser of book-entry securities, will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities on the value date.  The most direct way of doing this is for the participant to preposition funds, i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date, either from cash on hand or existing lines of credit.  The participant may require the purchaser to follow these same procedures.

When book-entry securities are to be transferred from a Euroclear or Clearstream, Luxembourg seller to a DTC purchaser, the seller must first send instructions to and preposition the securities with Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date.  Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to credit the book-entry securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange.  The payment will be credited to the account of the Euroclear or Clearstream, Luxembourg participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York.  If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

Certificated Securities

Chile will only issue securities in certificated form in exchange for book-entry securities represented by a global security if:

•                  the depositary notifies Chile that it is unwilling or unable to continue as depositary, is ineligible to act as depositary or, in the case of DTC, ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 and Chile does not appoint a successor depositary or clearing agency within 90 days;

•                  the trustee has instituted or has been directed to institute any judicial proceeding to enforce the rights of the holders under the debt securities and has been advised by its legal counsel that it should obtain possession of the securities for the proceeding; or

•                  Chile elects not to have the securities of a series represented by a global security or securities.

If a physical or certificated security becomes mutilated, defaced, destroyed, lost or stolen, Chile may execute, and the trustee shall authenticate and deliver, a substitute security in replacement.  In each case, the affected holder will be required to furnish to Chile and to the trustee an indemnity under which it will agree to pay Chile, the trustee and any of their respective agents for any losses that they may suffer relating to the security that was mutilated, defaced, destroyed, lost or stolen.  Chile and the trustee may also require that the affected holder present other documents or proof.  The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen security.

If Chile issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the indenture in New York City, or at the office of any paying agent.  In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.

Chile will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities.  Chile may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges.  The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment or principal of, or premium or interest on the securities.

Notices

Chile will mail any notices to the holders of the notes at their registered addresses as reflected in the books and records of the trustee.  Chile will consider any mailed notice to have been given five Business Days after it has been sent.

All notices to holders will be published in a leading newspaper having general circulation in London (which is expected to be the Financial Times).

Trustee

The indenture establishes the obligations and duties of the trustee, the right to indemnification of the trustee and the liability and responsibility, including limitations, for actions that the trustee takes.  The trustee is entitled to enter into business transactions with Chile or any of its affiliates without accounting for any profit resulting from these transactions.

Paying Agent; Transfer Agents; Registrar

Chile may appoint paying agents, transfer agents and a registrar with respect to each series of debt securities, which will be listed at the back of the relevant prospectus supplement.  Chile may at any time appoint other paying agents, transfer agents and registrars with respect to a series.  Chile, however, will at all times maintain a principal paying agent in a United States city and a registrar in New York City for each series until the securities of that series are paid.  Chile will provide prompt notice of termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with any series of securities.

Limitation on Time for Claims

To the extent permitted by law, claims against Chile for the payment of principal of, or interest or other amounts due on, the debt securities (including additional amounts) will become void unless made within five years of the date on which that payment first became due.

Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment

The debt securities and the indenture provide, and any warrants and warrant agreement will provide, that Chile will appoint and permanently maintain the person acting as or discharging the function of the Consul General of Chile in the City of New York, with an office on the date of this prospectus at 600 Third Avenue #2808, New York, New York 10016.  Such Consul General shall act as, and process may be served upon Chile’s process agent in connection with any judicial action or proceeding commenced by any security holder, the trustee, a warrant agent or any underwriter arising out of or relating to the indenture and any warrant agreement, if any, as well as from any debt securities or warrants, if any, issued thereunder, in any New York state or federal court sitting in the City of New York, in either case in the Borough of Manhattan, the City of New York, and any appellate court with jurisdiction over any of these courts.

The process agent will receive on behalf of Chile and its property service of copies of the summons and complaint and any other process, which may be served in any action or proceeding arising out of or relating to the indenture or any warrant agreement, as well as from any debt securities or warrants issued thereunder, in any New York state or federal court sitting in the City of New York, in either case in the Borough of Manhattan, the City of New York, and any appellate court with jurisdiction over any of these courts. Due service of process may be made by officially delivering a copy of the process to Chile, at the address of the process agent, or by any other method permitted by applicable law, but not by mail.  In addition, Chile will authorize and direct the process agent to accept such service on its behalf.

Chile is a foreign sovereign state.  Consequently, it may be difficult for holders of the securities to obtain judgments from courts in the United States or elsewhere against Chile.  Furthermore, it may be difficult for investors to enforce, in the United States or elsewhere, the judgments of United States or foreign courts against Chile.  Chile has been advised by Morales & Besa Ltda., special Chilean counsel to Chile, that there is doubt as to the enforceability of liabilities predicated solely upon the U.S. federal securities laws in a suit brought in Chile and as to the enforceability in Chilean courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

To the extent that Chile may be entitled, in any jurisdiction in which judicial proceedings may at any time be commenced arising out of or relating to the indenture and any warrant agreement, as well as out of or relating to any debt securities or warrants issued thereunder, to claim for itself or its revenues or assets any immunity from suit, jurisdiction, attachment in aid of execution of a judgment or prior to a judgment, execution of a judgment or any other legal process with respect to its obligations under the indenture and any warrant agreement, as well as under any debt securities or warrants issued thereunder, and to the extent that in any jurisdiction there may be attributed to Chile this immunity (whether or not claimed) Chile will irrevocably agree not to claim and will irrevocably waive this immunity to the maximum extent permitted by law, except for actions arising out of or based on the U.S. federal securities laws or any state securities laws. However, Chile will not waive immunity from attachment prior to judgment and attachment in aid of execution under Chilean law with respect to property of Chile located in Chile and with respect to its movable and immovable property which is destined to diplomatic and consular missions and to the residence of the head of these missions or to military purposes, including any property, which is property of a military character or under the control of a military authority or defense agency, or the rights and property of the Chilean Central Bank abroad, since this waiver is not permitted under the laws of Chile. Chile agrees that the waivers described in this provision are permitted under the Foreign Sovereign Immunities Act and are intended to be irrevocable for purposes of that Act.

Chile reserves the right to plead sovereign immunity under the Foreign Sovereign Immunities Act with respect to any action brought against it under the U.S. federal securities laws or any U.S. state securities laws.  In the absence of a waiver of immunity by Chile with respect to those actions, it would not be possible to obtain a U.S. judgment in an action brought against Chile under the U.S. federal securities laws or state securities laws unless a court were to determine that Chile is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to the action.

Chile will waive, to the fullest extent permitted by law, any requirement or other provision of law, rule, regulation or practice which requires or otherwise establishes as a condition to the institution, prosecution or completion of any action or proceeding (including appeals) arising out of or relating to the indenture or any warrant agreement, as well as from any debt securities or warrants issued thereunder, the posting of any bond or the furnishing, directly or indirectly, of any other security.

A final judgment obtained against Chile for the payment of a fixed or readily calculable sum of money rendered by any New York State or federal court sitting in the City of New York having jurisdiction under its laws over Chile in an action arising out of the indenture or any warrant agreement, or the debt securities or warrants, if any, issued thereunder, can be enforced against Chile in the courts of Chile without any retrial or re-examination of the merits of the original action as long as the following conditions are met (the satisfaction or non-satisfaction of which is to be determined by the Supreme Court of Chile):

•                  if there exists a treaty as to the enforcement of judgments between Chile and the United States, such treaty will be applied.  As at the date hereof no such treaty exists between Chile and the United States;

•                  if there is no treaty, the judgment will be enforced if there is reciprocity as to the enforcement of judgments (i.e., a United States court would enforce a comparable judgment of a Chilean court under comparable circumstances);

•                  if it can be proven that there is no reciprocity, the judgment cannot be enforced in Chile;

•                  if reciprocity cannot be proven, the judgment will be enforced if it has not been rendered by default within the meaning of Chilean law, that is, if valid service of process was effected upon the parties to the action, unless the defendant can prove that it was prevented from assuming its defense.  Under Chilean law, service of process effected through the mail is not considered proper service of process and, consequently, any judgment rendered in a legal proceeding in which process was served on Chile by means of the mail may be effectively contested by Chile; and

•                  if the judgment is not contrary to Chilean public policy and does not affect in any way properties located in Chile, which are, as a matter of Chilean law, subject exclusively to the jurisdiction of Chilean courts.

Any treaty as to the enforcement of foreign judgments entered into in the future between Chile and the United States of America could supersede the foregoing.

To enforce in Chile a judgment of a New York State or federal court sitting in the City of New York rendered in relation to any of the securities, the indenture or any warrant agreement, the judgment must be presented to the Supreme Court of Chile, in a form complying with the authentication requirements of Chilean law, including a translation of the same in Spanish.  The Supreme Court will conduct a hearing limited to enforcement and not the merits of the case.

If the Chilean Supreme Court orders Chile to make payment, it shall deliver notice to the Ministry of Finance in this regard, with a copy of such notice to the Council for the Defense of the State (Consejo de Defensa del Estado, or CDE).  After receiving a copy of such notice, the President of the Council for the Defense of the State will inform the Ministry of Finance to whom the payment must be made.  The Ministry of Finance will then issue a decree instructing the Chilean Treasury (Tesorería General de la República) to make the payment.

Indemnification for Foreign Exchange Rate Fluctuations

Chile’s obligation to any holder under the securities that has obtained a court judgment affecting those securities will be discharged only to the extent that the holder may purchase the currency in which the securities are denominated, referred to as the “agreement currency,” with the judgment currency.  If the holder cannot purchase the agreement currency in the amount originally to be paid, Chile agrees to pay the difference. The holder, however, agrees to reimburse Chile for the excess if the amount of the agreement currency purchased exceeds the amount originally to be paid to the holder. If Chile is in default of its obligations under the securities, however, the holder will not be obligated to reimburse Chile for any excess.

Governing Law

The indenture and the securities are governed by and construed in accordance with the law of the State of New York unless otherwise specified in any series of debt securities, except that all matters related to the consent of holders and any modifications to the indenture or the debt securities will always be governed by and construed in accordance with the law of the State of New York.

TAXATION

The following discussion provides a general summary of some of the primary tax consequences of purchasing, owning or selling the debt securities. For further information, you should consult your tax advisor to determine the tax consequences relevant to your particular situation. In addition, you may be required to pay stamp taxes and other charges under the laws of the country where you purchase the debt securities. Chile does not currently have a tax treaty in effect with the United States.

Chilean Taxation

The following is a general summary of the material consequences under Chilean tax law, as currently in effect, of an investment in the debt securities made by a “foreign holder.” For this purpose, foreign holder means either: (i) in the case of an individual, a person who is neither a resident nor domiciled in Chile (for purposes of Chilean taxation, an individual holder is deemed a resident of Chile if he or she has remained in Chile for more than six months in one calendar year, or for more than six months in two consecutive calendar years); or (ii) in the case of a legal entity, a legal entity that is not domiciled in Chile even if organized under the laws of Chile, unless the debt securities are assigned to a branch, agent, representative or permanent establishment of an entity in Chile.

Under Chilean income tax law, payments of interest made by Chile to a foreign holder of the debt securities will be subject to a Chilean interest withholding tax currently assessed at a rate of 4.0%. Chile is required to withhold, declare and pay such withholding tax. As described above, Chile has agreed, subject to specific exceptions and limitations, to pay to the holders Additional Amounts in respect of the Chilean tax in order for the interest the foreign holder receives, net of the Chilean tax on interest income, to equal the amount which would have been received by the foreign holder in the absence of the withholding. See “Description of the Securities—Additional Amounts.” A foreign holder will not be subject to any Chilean withholding taxes in respect of payments of principal made by Chile with respect to the debt securities.

Chilean income tax law establishes that a foreign holder is subject to income tax on income from Chilean sources. For this purpose, income from Chilean sources means earnings from activities performed in Chile or from the operation, sale or disposition of, or other transactions in connection with, assets or goods located in Chile. Capital gains realized on the sale or other disposition by a foreign holder of the debt securities generally will not be subject to any Chilean taxes provided that this sale or other disposition occurs outside of Chile (except that any premium payable on redemption of the debt securities will be treated as interest and subject to the Chilean interest withholding tax, as described above).

A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings unless the debt securities held by a foreign holder are either (i) located in Chile at the time of foreign holder’s death or gift, or (ii) if the bonds are not located in Chile at the time of a foreign holder’s death, if the debt securities were purchased or acquired with income obtained from Chilean sources.

The issuance of the debt securities by Chile is exempt from Chilean stamp, registration or similar taxes.

United States Federal Taxation

The following is a summary of certain United States federal income tax consequences resulting from the purchase, ownership and disposition of a debt security and does not purport to be a comprehensive discussion of all the possible United States federal income tax consequences of the purchase, ownership or disposition of the debt securities.  This summary is based on the United States federal income tax laws, including the Internal Revenue Code of 1986, as amended, or the Code, existing, temporary and proposed regulations, or Treasury Regulations, promulgated thereunder, rulings, official pronouncements and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect, or to different interpretations.  It deals only with debt securities that are purchased as part of the initial offering and are held as capital assets by purchasers and does not deal with special classes of holders, such as brokers or dealers in securities or currencies, banks, tax exempt organizations, insurance companies, persons holding debt securities as a hedge or hedged against currency risk or as a part of a straddle or conversion transaction, entities taxed as partnerships or the partners therein, or United States persons (as defined below) whose functional currency is not the U.S. dollar.  Further, it does not address the alternative minimum tax, the Medicare tax on net investment income or other aspects of United States federal income or state and local taxation that may be relevant to a holder in light of such holder’s particular circumstances.  The tax consequences of holding a particular debt security will depend, in part, on the particular terms of such debt security as set forth in the applicable prospectus supplement.  Prospective purchasers of debt securities should consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code and the laws of any other taxing jurisdiction of the purchase, ownership and disposition of the debt securities.

In general, a United States person who holds the debt securities or owns a beneficial interest in the debt securities will be subject to United States federal taxation. You are a United States person for United States federal income tax purposes if you are:

•                  an individual who is a citizen or resident of the United States,

•                  a corporation or other entity organized under the laws of the United States or any state thereof or the District of Columbia,

•                  an estate, the income of which is subject to United States federal income taxation regardless of its source, or

•                  a trust if (i) a United States court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions.

Under recently enacted legislation, United States persons that use an accrual method of accounting for tax purposes generally will be required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements.  The application of this rule thus may require the accrual of income earlier than would be the case under the general tax rules described below, although the precise application of this rule is unclear at this time.  However, recently released proposed regulations generally would exclude, among other items, original issue discount and market discount (in either case, whether or not de minimis) from the applicability of the book/tax conformity rule.  Although the proposed regulations generally will not be effective until taxable years beginning after the date on which they are issued in final form, taxpayers generally are permitted to elect to rely on their provisions currently.  This rule generally will be effective for tax years beginning after December 31, 2017 or, for debt securities issued with original issue discount, for tax years beginning after December 31, 2018.  United States persons that use an accrual method of accounting should consult with their tax advisors regarding the potential applicability of this legislation to their particular situation.

If you are a United States person, the interest you receive on the debt securities (including Additional Amounts) will generally be subject to United States taxation and will be considered ordinary interest income on which you will be taxed in accordance with the method of accounting you generally use for tax purposes.  In the event the debt securities are issued with more than de minimis original issue discount (“OID”) for U.S. federal income tax purposes, United States persons will be required to include OID in income on a constant-yield basis over the life of the debt securities.  The rest of the discussion assumes that the debt securities will be issued without OID.  Interest payments (including Additional Amounts) will constitute income from sources without the United States for foreign tax credit purposes.  Such income generally will constitute “passive category income.”  If you are a United States person, withholding tax levied by the government of Chile will be eligible:

•                  for deduction in computing your taxable income, or

•                  at your election, for credit against your United States federal income tax liability, subject to generally applicable limitations and conditions.

The availability of the deduction or, if you elect to have the foreign taxes credited against your United States federal income tax liability, the calculation of the foreign tax credit involves the application of rules that depend on your particular circumstances.  You should consult with your own tax advisors regarding the availability of foreign tax credits and the treatment of Additional Amounts.

If you are a United States person, when you sell, exchange or otherwise dispose of the debt securities, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction and your tax basis in the debt securities.  Your tax basis in a debt security generally will equal the cost of the debt security to you.  If you are an individual and the debt security being sold, exchanged or otherwise disposed of is held for more than one year, you may be eligible for reduced rates of taxation on any capital gain realized.  Your ability to deduct capital losses is subject to limitations.

Gain or loss recognized by a United States person on the sale, redemption, retirement or other taxable disposition of the debt securities will generally be United States-source gain or loss.  Accordingly, if Chilean withholding tax is imposed on the sale or disposition of the debt securities, a United States person may not be able to fully utilize its United States foreign tax credits in respect of such withholding tax unless such United States person has other foreign source income.  You should consult with your own tax advisors regarding the availability of foreign tax credits.

Under current United States federal income tax law, if you are an individual, corporation, estate or trust and are not a United States person, the interest payments (including any Additional Amounts) that you receive on the debt securities generally will be exempt from United States federal income tax, including withholding tax.  However, to receive this exemption you may be required to satisfy certain certification requirements of the United States Internal Revenue Service, or the IRS, to establish that you are not a United States person.

If you are not a United States person, any gain you realize on a sale or exchange of the debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:

•                  your gain is effectively connected with your conduct of a trade or business in the United States (and if an income tax treaty applies, it is attributed to a United States permanent establishment), or

•                  you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale or exchange, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a “tax home” in the United States.

Information returns may be required to be filed with the IRS in connection with payments made to certain United States persons.  You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities.  If you are a United States person, you generally will not be subject to a United States backup withholding tax on these payments or proceeds if you provide your taxpayer identification number and certify that you are not subject to backup withholding.  If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

A debt security held by an individual holder who at the time of death is a non-resident alien generally will not be subject to United States federal estate tax.

Individual United States persons that own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets.  “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which may include notes issued in certificated form) that are not held in accounts maintained by financial institutions.  Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals.  Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. United States persons who fail to report the required information could be subject to substantial penalties.  In addition, the statute of limitations for assessment of tax would be suspended, in whole or part.  Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the notes, including the application of the rules to their particular circumstances.

The Proposed Financial Transaction Tax

The European Commission has published a proposal, or the “Commission’s Proposal”, for a Directive for a common financial transaction tax, or “FTT”, in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia, or the “participating Member States”.  However, Estonia has since stated that it will not participate.

The Commission’s Proposal has very broad scope and could, if introduced in its current form, apply to certain dealings in the securities in certain circumstances.

Under current proposals, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States.  Generally, it would apply to certain dealings in the securities where at least one party is a financial institution, and at least one party is established in a participating Member State.  A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.

The FTT remains subject to negotiation between the participating Member States and the legality of the proposal is uncertain.  It may therefore be altered prior to any implementation, the timing of which remains unclear.  Additional EU Member States may decide to participate and/or certain of the participating Member States may decide to withdraw.

Prospective holders of the securities are advised to seek their own professional advice in relation to the FTT.

PLAN OF DISTRIBUTION

General

Chile may sell the securities in any of three ways.

•                  through underwriters or dealers;

•                  directly to one or more purchasers; or

•                  through agents.

Each prospectus supplement will set forth, relating to an issuance of the securities:

•                  the name or names of any underwriters, dealer/managers or agents;

•                  the purchase price of the securities, if any;

•                  the proceeds to Chile from the sale, if any;

•                  any underwriting discounts and other items constituting underwriters’ compensation;

•                  any agents’ commissions;

•                  any initial public offering price of the securities;

•                  any concessions allowed or reallowed or paid to dealers; and

•                  any securities exchanges on which such securities may be listed.

If Chile uses underwriters or dealers in a sale, they will acquire the securities for their own accounts and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.  Chile may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters.  The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions.  The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.

Chile may agree to indemnify any agents and underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Act.  The agents and underwriters may also be entitled to contribution from Chile for payments they make relating to these liabilities.  Agents and underwriters may engage in transactions with or perform services for Chile in the ordinary course of business.

Chile may not publicly offer or sell the securities in Chile unless it so specifies in the applicable prospectus supplement.

Chile may also sell the securities directly or through agents.  Any agent will generally act on a reasonable best efforts basis for the period of its appointment.

Chile may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts.  These contracts provide for payment and delivery on a specified date in the future.  The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

Chile may offer the securities to holders of other securities of Chile as consideration for Chile’s purchase or exchange of the other securities.  Chile may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other securities or (b) through privately negotiated transactions.  This type of offer may be in addition to sales of the same securities using the methods discussed above.

Non-U.S. Offerings

Chile will generally not register under the U.S. Securities Act the securities that it will offer and sell outside the United States.  Thus, subject to certain exceptions, Chile cannot offer, sell or deliver such securities within the United States or to U.S. persons.  When Chile offers or sells securities outside the United States, each underwriter or dealer will acknowledge that the securities:

•                  have not been and will not be registered under the U.S. Securities Act; and

•                  may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act.

Each underwriter or dealer will agree that:

•                  it has not offered or sold, and will not offer or sell, any of these non-SEC-registered securities within the United States, except pursuant to Rule 903 of Regulation S under the Securities Act; and

•                  neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

OFFICIAL STATEMENTS

Information in this prospectus whose source is identified as a publication of Chile or one of its agencies or instrumentalities relies on the authority of the publication as a public official document of Chile.  All other information in this prospectus and in the registration statement for the securities that Chile has filed with the SEC is included as a public official statement made on the authority of Ignacio Briones Rojas, the Minister of Finance.

VALIDITY OF THE SECURITIES

The following persons, whose addresses will appear on the inside back cover of the applicable prospectus supplement or pricing supplement, will give opinions regarding the validity of the securities:

•                  For Chile:

•                  As to all matters of Chilean law, Morales & Besa Ltda., special Chilean counsel to Chile, or any other counsel to Chile named in the applicable prospectus supplement; and

•                  As to all matters of U.S. law, Cleary Gottlieb Steen & Hamilton LLP, special New York counsel to Chile, or any other counsel to Chile named in the applicable prospectus supplement.

•                  For the underwriters, if any:

•                  As to all matters of Chilean law, any Chilean counsel to the underwriters named in the applicable prospectus supplement; and

•                  As to all matters of U.S. law, any U.S. counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Chilean law, Cleary Gottlieb Steen & Hamilton LLP, or any other U.S. counsel to Chile named in the applicable prospectus supplement, may rely upon the opinion of any Chilean counsel to the Republic named in the applicable prospectus supplement.

As to all matters of U.S. law, any Chilean counsel to the Republic named in the applicable prospectus supplement, may rely on the opinion of Cleary Gottlieb Steen & Hamilton LLP, or any other U.S. counsel to Chile named in the applicable prospectus supplement.

AUTHORIZED REPRESENTATIVE

The authorized representative of Chile in the United States of America is Francisco Del Campo Lagos, Consul General of Chile in New York, whose address is 600 Third Avenue #2808, New York, New York 10016.

GENERAL INFORMATION

Authorization

The Executive Power of Chile will authorize each issuance of the securities by supreme decree.  Chile will obtain all consents and authorizations necessary under Chilean law for the issuance of the securities and has obtained all consents and authorizations necessary for the execution of the indenture.

Litigation

Except as described under “Government Expenditures—Government Litigation” in our annual report on Form 18-K, neither Chile nor the Ministry of Finance of Chile is involved in any litigation or arbitration proceeding which is material in the context of the issue of the securities.  Chile is not aware of any similarly material litigation or arbitration proceeding that is pending or threatened.

Where You Can Find More Information

Chile has filed a registration statement for the securities with the SEC under the U.S. Securities Act.  This prospectus does not contain all of the information described in the registration statement.  For further information, you should refer to the registration statement.

Chile is not subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended.  Chile commenced filing annual reports on Form 18-K with the SEC on a voluntary basis beginning with its fiscal year ended December 31, 2014.  These reports include certain financial, statistical and other information concerning Chile.  Chile may also file amendments on Form 18-K/A to its annual reports for the purpose of filing with the SEC exhibits which have not been included in the registration statement to which this prospectus and any prospectus supplements relate.  When filed, these exhibits will be incorporated by reference into this registration statement.

The registration statement, including its various exhibits, are available to the public from the SEC’s website at www.sec.gov.

The SEC allows Chile to incorporate by reference some information that Chile files with the SEC. Incorporated documents are considered part of this prospectus.  Chile can disclose important information to you by referring you to those documents.  The following documents, which Chile has filed or will file with the SEC, are considered part of and incorporated by reference in this prospectus, any accompanying prospectus supplement and any accompanying pricing supplement:

•                  Chile’s annual report on Form 18-K for the year ended December 31, 2018 filed with the SEC on May 8, 2019 (File No. 001-02574)(the “2018 Annual Report”);

•                  Amendment No. 1 on Form 18-K to the 2018 Annual Report filed with the SEC on June 17, 2019; and

•                  Each subsequent annual report on Form 18-K and any amendment on Form 18-K/A filed on or after the date of this prospectus and before all of the debt securities and warrants are sold.

Later information that Chile files with the SEC will update and supersede earlier information that it has filed.

Republic of Chile

Debt Securities and Warrants

PROSPECTUS

                       , 2019

PART II

(That required by Items (11), (13) and (14) of Schedule B of the Securities Act of 1933.)

1.                                      The following are the estimated expenses of the issuance and distribution of the securities being registered (in US$):

Registration fee	US$	649,000
Printer expenses	*
Legal fees and expenses	*
Total	*

* Expenses are presently not known and cannot be estimated.

2.                                      The Registrant hereby agrees to furnish an opinion or opinions of counsel, with respect to the legality of the issue, in connection with any offering of Debt Securities under this registration statement and to furnish copies of the supreme decree issued by the President and the Minister of Finance of Chile authorizing each issue of Debt Securities or Warrants offered under this registration statement, and any other Chilean governmental approvals required in connection with such issue, in post-effective amendments to this registration statement or in an amendment to the Registrant’s annual report on Form 18-K or in any report filed under the U.S. Securities Exchange Act of 1934, as amended, that is incorporated by reference in this registration statement, in each case together with translations of the same into the English language.

UNDERTAKINGS

The Registrant hereby undertakes:

(a)                                 To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                                     to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)                                  to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii)                               to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above if the information required to be included in a post- effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.

(b)                                 That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)                                  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)                                 That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(e)                                  That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONTENTS

This registration statement comprises:

(1)                                 The facing sheet.

(2)                                 The Cross Reference Sheet between Schedule B of the Securities Act of 1933 and the Prospectus.

(3)                                 Part I consisting of the Prospectus.

(4)                                 Part II consisting of pages II-1 to II-4.

(5)                                 The following exhibits:

A.                                    Form of Underwriting Agreement.*

B.                                    Form of Third Amended and Restated Fiscal Agency Agreement, including form of certain Debt Securities, dated as of August 5, 2010, between the Republic of Chile and The Bank of New York Mellon, as fiscal agent.**

C.                                    Form of Indenture, including form of certain Debt Securities, between the Republic of Chile and The Bank of New York Mellon, as Trustee.*

D.                                    Form of First Supplemental Indenture, between the Republic of Chile and The Bank of New York Mellon, as Trustee.*

E.                                     Form of Warrant.***

F.                                      Form of Warrant Agreement.***

G.                                    Opinion of Morales & Besa Ltda.

H.                                   Opinion of Cleary Gottlieb Steen & Hamilton LLP.

I.                                        Consent of Ignacio Briones Rojas, the Minister of Finance, Republic of Chile (included on page II-3).

J.                                        Consent of Morales & Besa Ltda. (included in Exhibit G).

K.                                    Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit H).

*                                         Previously filed as an exhibit to Chile’s Registration Statement on Schedule B with File No. 333-183920 and incorporated herein by reference.

**                                  Previously filed as an exhibit to Chile’s Registration Statement on Schedule B with File No. 333-167534 and incorporated herein by reference.

***                           To be filed by amendment to this registration statement or in any report filed under the U.S. Securities and Exchange Act of 1934 that is incorporated by reference in this registration statement.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Republic of Chile, has duly caused this registration statement or amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile on the 12th day of December, 2019.

REPUBLIC OF CHILE

By:*	/s/ Ignacio Briones Rojas
Ignacio Briones Rojas
Minister of Finance
Republic of Chile

*                                         Consent is hereby given to the use of his name in connection with the information specified in this registration statement or amendment to registration statement to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this registration statement or amendment to registration statement in the City of New York, New York on the 12th day of December, 2019.

By:	/s/ Francisco Del Campo Lagos
Francisco Del Campo Lagos
Consul General of the Republic of Chile